Exhibit 99.1

Recon Outlines 2017 Strategy and China Oil and Gas Market Outlook in Open Letter to Shareholders

BEIJING, June 12, 2017 /PRNewswire/ -- Recon Technology, Ltd. (NASDAQ: RCON), ("Recon" or the "Company"), a leading independent oilfield services provider operating primarily in China, today announced that the Company's two co-founders, Messers' Shenping Yin (Chairman and Chief Executive Officer) and Guangqiang Chen (Chief Technology Officer and Director) released a Letter to Shareholders updating current activities and outlining the remainder of 2017 in conjunction with the holding of its 2016 Annual Meeting of Stockholders on June 9, 2017 in Beijing, China. The letter is included in its entirety below and on the Company's website at http://www.recon.cn/en/.

To Our Shareholders:

As Co-Founders of the Company, we felt that it was an appropriate time to explain our current business model, accomplishments to date, and specific trends and topics that are important for investors to properly value Recon. Most importantly, we want to outline our vision for Recon's future as a fully integrated provider of energy solutions throughout China.

Next month will mark the 8th anniversary of Recon's IPO and listing on Nasdaq. At the time of our listing, we had a singular vision: to marry distinct but related segments within the oil and gas extraction process to fully integrate our market. We started from providing specialty niche products, such as automation systems, energy efficient furnaces, heat exchange equipment, and extractors. From there we leveraged our strong relationships with China's leading oil producers, CNPC and Sinopec.

We were focused on the execution of a strategy where Recon could out-perform smaller automation mining companies and out-maneuver larger multi-nationals.

Simultaneously, we felt that a company such as Recon could be nimble and take advantage of the digitization of the oil and gas industry to help improve efficiency and safety.

Both of us came from different backgrounds, with Mr. Yin having an IT, automation, and software engineering experience set, and Mr. Chen having a deep-rooted expertise in the petroleum extraction sector. We had worked together in the past and shared a similar vision of the future of the oil and gas industry in China.

In short, we believe there is a disconnect investors understanding of our business model and the achievements we have made to date and attractive opportunity ahead of Recon.

This letter should serve as a starting point for our Company to outline what Recon's current business is, how you as investors should evaluate our accomplishments, and what our goals are for the remainder of 2017 and beyond.

The Evolution of Recon's Current Business Model / The Oil and Gas Extraction Market in China

To understand Recon, it is important to understand the overall oil and gas market in China. China is the world's largest importer of petroleum, second-largest consumer of petroleum products, and fourth-largest producer of petroleum. The oil industry in China is dominated by three state-owned holding companies: China National Petroleum Corporation (CNPC), China Petroleum and Chemical Corporation (Sinopec) and China National Offshore Oil Corporation (CNOOC).  A majority of on-shore oilfield companies are subsidiaries or affiliations of CNPC and Sinopec, and operate independently.

In previous decades, China's petroleum companies mined for petroleum by leveraging the country's abundance of inexpensive labor, rather than focusing on developing new technologies. One of Recon's founding principles was that this process needed to become more efficient and more automated. We began to grow an entity where our automation products and services allow these companies to reduce their labor requirements and improve the productivity of oilfields.

We would work with our largest customers to improve control over the extraction process, increase oil yield efficiency, and improve the transportation of crude oil.

Now, Recon's revenues are derived from the sales and provision of (1) oilfield automation products, (2) equipment for oil and gas production and transportation, (3) waste water treatment products, and (4) engineering services. Our products and services involve most of the key procedures of the extraction and production of oil and gas, and include automation systems, equipment, tools and on-site technical services.

Recon sold products and services to lower the overall cost of oil and gas extraction for our customers as they work to meet China's continuous growing demand for power. Our premise was that the need for traditional product sales throughout all facets of the upstream process would be a solid base from which to build.

Our sales are largely dependent on the oilfield drilling scale, size of the well, the production, and the need for either one or several iterations of our products, and automation would serve to enhance the process as well.

As an example, in May 2017, Recon delivered a 600KW furnace to Changqing Oilfield for an oilfield metering station overseeing several wells with production of about 20 barrels of oil equivalent (BOE) per well per day. While it is difficult to ascertain the median well size in China, it was a sizable well for Recon. As part of this solution, the Company also provided furnaces and automation system installed in each well. And throughout the process we supplied automation processes and expertise to help the site run smoothly. This one project is an excellent case study of how Recon can implement a total solution for its customer, while securing a longer-term service business. The initial sale would integrate all that we do and position us to provide ongoing service for the life of that location.

Equipment and Integration of Automation

The sale of equipment and then integrating automation and ongoing service were to serve as the two legs of Recon. Over the long-term, this creates a stable revenue base that is less affected by the ebb and flow of commodity pricing at the upstream portion of the extraction process. Our resolutions make oil & gas production safer, more efficient, and more compliant with changing industry regulations.

During the recent downturn in oil and gas prices in China over the past few years, many oilfield customers of Recon's were repairing traditional hardware products instead of new installation and deferring many of these expenditures until it would be profitable.

We continued to invest in R&D, currently owning or having applied for over 50 patents registered with the State Intellectual Property Office. These patents cover Recon's automated products and heating related equipment for the petroleum industry, and provided the capitalization to improve at a time when many of our competitors were struggling.

In addition, while our product sales were hurt, Recon's automation processes and services continued to perform. We felt this was a validation of our longer-term plans, and understood that during downturns in the cycle we would not be as impacted as our other competitors in China that were heavily weighted toward traditional product sales.

As an investor, it is important to understand that when Recon announces the sale of a products in a project the actual sale and delivery of this hardware is only one component of the long-term and continuing growth strategy.

What we expect:

Since market pricing has started to turn, China is beginning to explore new opportunities, such as the Changqing Oilfield, a major subsidiary of PetroChina and the largest producing oilfield of China. Recon has announced several sales as part of this project and has begun to see its revenue improve. We recently announced our nine-month financial results, during which sales improved nearly 20%. This trend is continuing.

In addition, we are seeing a more fruitful market for continuing automation services and sales, and expect to see a consistent growth rate of at least 10% regardless of commodity pricing, based on projects we have either signed contracts or anticipate bidding on successfully. We have seen this remain true since inception and show no signs of resistance in the current market.

Lastly, our series of automation systems and services are not limited to sales within the oil and gas sector unilaterally, as there are other markets throughout the energy industry that Recon continues to monitor and bid on actively throughout China. This includes coal and traditional power plants. We are seeking entry into these markets, as Recon's products are naturally adaptable to the most pressing need to improve efficiency.

Expansion of Wastewater Market

There is an old Chinese proverb "In every crisis, there is opportunity."  In the United States, many have a misconception that in Mandarin crisis and opportunity have the same meaning. While that is inaccurate, the concept still applies to the situation affecting Recon during the downturn in oil and gas prices.

It was during this time that both of us (Mr. Yin and Mr. Chen) fully recognized the need to diversify our revenues and simultaneously began identifying a growing problem in the field of wastewater.

The amount of wastewater, or polluted domestic use and industrial water, produced in China is greater than that of the entire flow of the Yellow River per annum. The treatment of this wastewater is particularly important considering the growing population and environmental concerns throughout China, and was an integral component of the 2012 5-year plan.

In the drilling and exporting of oil and gas products, the treatment of wastewater was something that Recon experienced often and felt that our Company was in a prime position to help. Oily wastewater treatment is far more difficult than general industrial wastewater and domestic sewage treatment. We began investing in this business during the downturn, and began developing new products for oilfield wastewater treatment. In addition, our clients are usually located in remote areas and face the grim challenge of ecological conservation, and thus adopt higher emissions standards and strict requirements of their suppliers. We have identified the market niche, know the customers, and believe we can provide these services more efficiently than our competitors.

Over the next few months, our goal is to continue to work with well-recognized wastewater treatment companies to apply these treatments to long standing customers in refineries and oil fields throughout China, as well as to international projects of our customers. We were very pleased to partner with Beijing OriginWater Purification Engineering Technology Co., Ltd ("BOW Engineering"), China's leading waste water treatment company, to provide customized wastewater treatment solution to Golmud Petroleum Refinery for their treatment upgrade program.

This agreement was expected to generate $0.9 million in revenues, which Recon will share. This is a sizable agreement for our company in a growing market that is relatively uncorrelated to our oil and gas product and service business. Recon reported approximately $6.4 million in revenues in all fiscal 2016.

What we expect:

Wastewater segment is a major growth driver for our Company, carries a higher margin and has tremendous growth value in the coming quarters. We are hopeful to sign several new projects either independently or by utilizing partnerships as we expand our customer base. Depending on the growth trajectory, we anticipate revenues from wastewater treatment to begin to take a larger percentage of Recon's overall business.

In addition to reviewing ancillary sources of income such as wastewater, our company continues to gather data and work with SOEs to identify areas throughout the entire upstream, midstream, and downstream cycle where there are inefficiencies in China.

Improving Our Shareholder Relations Globally

When we became public, the one area where we had very little knowledge was that of the global, and specifically U.S. Capital markets.  We were one of many China-based companies that became public during this time and we quickly learned through this process that the primary sentiment from investors was that all China-based companies were "all the same."

We believe in many ways we took our investor base for granted, with the belief that if we continued to build a good operating business, then investors would recognize our efforts. This was not the case and instead, we now understand we must prove our business model again, by rebuilding trust with investors as we show that not all U.S. listed Chinese companies are the same. We believe that we have operated our business in a transparent and forthright manner, but fully recognize that Recon needs to be better at explaining its future plans and communicating with its U.S. investor base.

We still believe that the market is the right one for our Company, because Recon is so unique. There are very few places for the U.S. investor to participate directly in the growth of the oil and gas sector in China, which shows no signs of demand depreciation because of continued industrialization and population growth.

But there is a lot of work to do. We hope this letter will serve as an example of our intension to provide better communication and transparency to our shareholders with regards to Recon's business plan in coming months. We hope to publish another such letter at the end of the year citing what goals were achieved, and plans for the months ahead.

Second, we need to completely overhaul our Company's accessibility to investors through our website. We understand that our website did not provide sufficient information about our company to retail or institutional investors interested in our Company. We have admittedly neglected this over time and will relaunch a morerobust site in the next 1-2 months.

Finally, we are very open to meetings and discussions with investors. Our management team will make a commitment to host more roadshows and investors meetings in both US and China over the next few months.

Financial Improvements

Both of us would like to personally thank our financial team, led by our Chief Financial officer, Ms. Jia Liu, for their efforts in producing our financials in a timely and transparent manner. We believe that properly communicating financial trends is essential to reporting how signed contracts and agreements affect our business.

Our revenues for the nine months of fiscal 2017 have improved by 20% to $6.4 million, which does not include any revenue from our recently signed wastewater agreement. We anticipate revenues growing by 30% for the current fiscal year.

Our gross margin improved by 21.3 percentage points to 35.2%, largely due to continued revenues from automation projects and investments in our wastewater business. In addition, we are growing our service business by over 155%, which carries a much higher margin.

We are still not operating at a profitable rate, but our net loss continued to narrow considerably in the nine-month period and we are now in a position where our revenue increase and margin increase are far outpacing our operating spending. We believe the lingering effects of the downturn are behind Recon.

From a balance sheet perspective, we have navigated the downturn without any long-term effects to our capital structure. We continue to improve our collections, and hold no long-term debt of any kind.

Conclusion

It has been a very interesting eight years. Our investor relations counsel recently asked whether the two of us would do it again. The short answer is yes, although we believe we have learned a great deal since our initial decision eight years ago. We had extremely high expectations of both what our Company could do and how Recon would be recognized throughout the global investment community.

We felt that our vision of becoming a fully integrated energy service provider in one of the world's largest oil and gas markets would be recognized by all investors as an exciting story. We still feel this way and just must be better at explaining our vision to a market that likely has painted us with a broad brush. Operating as a U.S. listed public company certainly has not been the path of least resistance for Recon, but ultimately, we believe that our best days remain ahead.

On behalf of our employees in China, and our loyal shareholders, we thank you for your time.

Shenping Yin, Chairman and Chief Executive Officer

Guangqiang Chen, Chief Technology Officer and Director

About Recon Technology, Ltd. (NASDAQ: RCON)

Recon Technology, Ltd. is China's first listed non-state owned oil and gas field service company on NASDAQ. Recon supplies China's largest oil exploration companies, Sinopec (NYSE: SNP) and CNPC, with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions on several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients, and its products and service are also well accepted by clients. For additional information please visit: www.recon.cn .

Safe Harbor

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Company Contact
Liu Jia, CFO
Recon Technology, Ltd.
+86 (10) 8494-5799
info@recon.cn

Investor Relations
The Equity Group Inc.
In China	In the U.S.
Katherine Yao, Senior Associate	Adam Prior, Senior Vice President
+86-10-6587-6435	+1 (212) 836-9606
kyao@equityny.com	aprior@equityny.com